File Number 082-02819


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

4 May 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 11 2006
WASH. D.C.
213
SECTION

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06013421

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

Announcement Body Information:

On 3 May 2006, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had decreased by 1,617,200 shares to 12,392,156 shares, representing 3.55% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com